SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 May 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares Programme Completion

Exhibit No: 99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares & Programme Completion

The Company announces that on 29 May 2014 it acquired 9,045 of its own ordinary shares for cancellation at an average price of 2298.0769 pence per ordinary share. The highest and lowest prices paid for these shares were 2300 pence per share and 2295 pence per share respectively.

The above purchase completes the Company's $500m share buyback programme.

Following settlement of the above purchase, the Company will hold 12,500,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 255,793,702.

For further information, please contact:
Investor Relations (Catherine Dolton; David Kellett; Isabel Green):
+44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	29 May 2014